Offering Statement for Sparx Holdings Group, Inc.

(“Sparx Holdings Group,” “we,” “our,” or the “Company”)

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The Company

1. **What is the name of the issuer?**

   Sparx Holdings Group, Inc.

   1800D MINERAL SPRING AVENUE
   #164
   North Providence, RI 02904

Eligibility

2. **The following are true for Sparx Holdings Group, Inc.:**

   - Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.

   - Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.

   - Not an investment company registered or required to be registered under the Investment Company Act of 1940.

   - Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding. (For more information about these disqualifications, see Question 30 of this Question and Answer format).

   - Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

   - Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

3. **Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?**

   No.

Directors, Officers and Promoters of the Company

4. **The following individuals (or entities) represent the company as a director, officer or promoter of the offering:**

   Name
   Cassandra DeNunzio

   Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
09/01/2021	05/31/2022	Johnson & Wales University	Adjunct Professor
10/01/2020	06/21/2021	SAIC	Sr Electrical Engineer
05/18/2022	Present	Sparx Holdings Group, Inc.	Director
05/18/2022	Present	Sparx Holdings Group, Inc.	CEO, CFO, President, Secretary, & Treasurer
02/01/2016	10/01/2020	Johnson Controls International	Electrical Engineer

Ms. Cassandra DeNunzio, age 31, attended the University of New Hampshire on a full merit-based scholarship and graduated Summa cum Laude with her Bachelor of Science Degree in Electrical Engineering ("BSEE") in 2014. In 2016, she received her Master of Science Degree in Electrical Engineering ("MSEE") from Columbia University in the City of New York, and in 2019 she received her Master of Business Administration ("MBA") Degree from Arkansas State University. In February of 2016, she took a position as an Electrical Engineer for Johnson Controls International Plc ("JCI"), formerly Tyco Fire Protection Products. During her tenure at JCI, Ms. DeNunzio designed and developed new technology products, worked alongside approval agencies to test ground-breaking ideas, and assisted customers in implementing solutions. Her accolades include presenting and winning awards for her works at internal research conferences and receiving recognition as an inventor on numerous patent applications filed with the United States Patent and Trademark Office ("USPTO"). Cassandra left her position at JCI in October of 2020 and worked for Science Applications International Corporation ("SAIC") as a defense contractor. She held the position of Senior Electrical Engineer for SAIC for about 9 months while working on projects and contracts for the U.S. Navy. On August 22, 2021, Ms. DeNunzio founded Sparx Technologies, LLC, an emerging fire protection technology company committed to developing innovative products to protect businesses and building owners against highly challenging fires. Ms. DeNunzio filed a provisional patent application on January 28, 2022 with Sparx Technologies, LLC to protect the company's commercial vision to employ software and electronics in fire sprinkler design. LinkedIn: https://www.linkedin.com/in/cassandradenunzio

Name
Jeffrey DeNunzio

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Start Date	End Date	Company	Position / Title
06/30/2021	Present	Sparx Holdings Group, Inc.	Director
06/30/2021	05/18/2022	Sparx Holdings Group, Inc.	CEO, CFO, President, Secretary, & Treasurer
05/01/2012	Present	V Financial Group, Inc.	President & CEO

Jeffrey DeNunzio, age 33, graduated Cum Laude from Roger Williams University in 2012, with a double major in Legal Studies and Psychology. Prior to his graduation, and to the present day, he has acted as a research specialist and consultant for numerous publicly traded companies as well as private developmental stage companies. His experience spans from small startup stage companies, to multi million dollar publicly listed companies. His business acumen and customized consultation strategies have spanned across various industries, including, but not limited to, hemp, cryptocurrency, real estate, and healthcare. He has resurrected defunct corporate charters, originated Form 10 shell companies, written and filed S-1 registration statements, Form 1-A registration statements, and also prepared the ongoing SEC filings necessary for companies to remain in good standing with the Securities and Exchange Commission ("SEC"). Mr. DeNunzio has vast experience in corporate structuring, reverse triangular mergers, and spearheading the business operations and trading processes of various companies of both domestic and foreign origin. From 2012 to present, Mr. DeNunzio has served as President of V Financial Group, Inc. where he assists issuers with edgarization services and various related consulting services. LinkedIn: https://www.linkedin.com/in/jeffrey-denunzio-974b6927/

Principal Security Holders

5. **Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.**

Jeffrey DeNunzio
(through NVC Holdings)

Securities:	75,000,000
Class:	Common Stock
Voting Power:	5.3%

Cassandra DeNunzio
(through NVC Holdings
& Sparx Holdings LLC)

Securities:	175,000,000
Class:	Common Stock
Voting Power:	12.3%

Jeffrey DeNunzio

Securities:	1
Class:	Series Z Super Voting Preferred Stock
Voting Power:	40.0%

Cassandra DeNunzio

Securities:	1
Class:	Series Z Super Voting Preferred Stock
Voting Power:	40.0%

Business and Anticipated Business Plan

6. **Describe in detail the business of the issuer and the anticipated business plan of the issuer.**

Sparx Holdings Group, Inc. ("Sparx Holding Group" or "Sparx") is a technology company incorporated in the state of Nevada on June 30, 2021 and headquartered in Cranston, Rhode Island. We are dedicated to providing cutting-edge fire protection solutions to better protect people, businesses, and property. We believe our flagship product, the Sparx Smart Sprinkler System, will revolutionize the fire sprinkler industry with a new approach to fire suppression and extinguishment. Our system is intended to enhance the operation of fire sprinklers by adding multiple sensors to allow for early fire detection and providing fire sprinklers the ability to communicate with one another to coordinate the best possible response to fire hazards. Existing traditional fire sprinklers are primarily mechanical devices that contain a heat-sensitive element such as a glass bulb or a fusible metal link that will rupture or melt at a certain temperature threshold, activating the sprinkler and allowing water to flow. Traditional sprinklers will not turn on all at once; rather, each one activates independently, on its own. While fire sprinklers are excellent inventions and enhance fire safety in their own right, we believe that we can continue innovating in this space to offer superior performance and protection in infrastructures that cannot be adequately or reasonably protected by existing commercially available fire sprinkler systems. Our Smart Sprinkler System consists of sprinkler sensing and activation units that attach to the base of fire sprinklers to detect fires quickly and accurately through flame, gas, smoke, and temperature sensors. Activating sprinklers as quickly as possible in a fire event is beneficial to minimize damage and prevent fire spread. Sprinkler sensing and activation units communicate with one another and back to a central hub that collects and analyzes sensor data. In the event of a fire, the hub's customized algorithm strategically activates designated sprinklers within the system. Targeted, electronic activation is designed to ensure that sprinklers directly above the fire's origin operate. Additionally, the hub is intended to ensure fire sprinklers directly surrounding the fire's origin also operate, mitigating the potential for fire spread. Existing traditional fire sprinklers rely on the buoyant flow of heat from the fire to operate, while our system takes into account alternative methods for detection and fire assessment to encourage an intelligent approach to sprinkler activation. We believe our system will be especially of interest to the modern commercial storage customer, looking to increase their storage heights, employ compact storage or automated storage and retrieval systems, or store flammable commodities like exposed expanded plastics (e.g., mattresses, furniture, candles, etc.). Our initial target market is the fire sprinkler market for commercial storage and warehousing in the US, which we have estimated at $2 billion dollars. We believe we could attain a significant portion of market share through the commercialization of our product, the Sparx Smart Sprinkler System. We also believe we could achieve market expansion by providing effective protection in applications that existing traditional fire sprinkler systems cannot adequately or reasonably protect. Our Company's main objective is to bring the Sparx Smart Sprinkler System to market. This includes completing our prototype, getting our prototype ready for production, conducting an internal test plan for verification and validation testing on our product, testing with third-party entities, which may include UL Solutions or FM Global, marketing, training installers and service providers to use our product, selling our product, and providing support for our product. We intend to pursue a joint development agreement or joint development agreements with existing fire sprinkler companies to integrate their fire sprinklers with our solutions before going to market. We intend to monetize our business through the sale of our products and market and promote our product to commercial storage infrastructure owners and commercial retailers who are our end-customers, service providers who will bid on the installation of our products, insurance companies who have a stake in the protection of these facilities, code consultants who guide businesses and building owners on fire protection decisions, and authorities having jurisdiction responsible for enforcing fire codes and standards. We are developing the Sparx Smart Sprinkler System through a Patent License Agreement ("Agreement") with Sparx Technologies, LLC, a limited liability company ("Licensor"). Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our CEO and Director. Sparx Holdings Group, Inc. entered into and consummated the Agreement on August 29, 2022. Ms. DeNunzio is the sole and first named inventor under a provisional patent application with a Serial No. 63/304,302 filed with the United States Patent Office ("USPTO") on January 28, 2022 relating to the fire protection industry and particularly a commercially available battery-operated wireless electronic fire sprinkler network. The Agreement was filed with the Securities and Exchange Commission ("SEC") on August 29, 2022. As a result of the Agreement, we adopted the existing operations and business plan of Sparx Technologies, LLC pursuant to the terms and conditions of the Agreement and ceased to be a shell company. In partial consideration for the exclusive license granted by Licensor to Sparx Holdings Group, Inc., Sparx Holdings Group, Inc. paid Sparx Holdings, LLC, a limited liability company, controlled and solely owned by Ms. DeNunzio, a non-refundable license fee upon execution of the Agreement in the amount of One Hundred Million shares (100,000,000) of Sparx Holdings Group, Inc.'s common stock (the "Initial License Fee"). The Initial License Fee is consideration for the grant and continuation of the license pursuant to a five-year term. Licensor shall have no obligation or liability to return any portion of the Initial License Fee. Sparx Holdings Group, Inc. shall pay Licensor a royalty of fifty percent (50%) of Sparx Holdings Group, Inc.'s net sales of all Licensed Products (defined in the Agreement) developed and sold by Sparx Holdings Group, Inc. Ownership of the licensed technology prior to, during the course, or as a result of the Agreement, will be the sole and exclusive property of Licensor. On January 20, 2023, Sparx Technologies, LLC filed a utility patent application with the USPTO under 35 USC 111(a) for a Mesh Network Fire Suppression System and Associated Methods with Serial No. 18/099,584. In addition, an international patent application ("PCT") was also filed with the USPTO on January 23, 2023, resulting in international patent pending status. An international application Serial No. PCT/US23/11314 was issued by the USPTO. Sparx relies on a combination of patent, trademark, copyright, trade secret, and contractual protections to establish and protect its intellectual proprietary rights. On September 19, 2022, Sparx Technologies, LLC filed Trademark Applications with the USPTO to register our brand name, "SPARX" and Sparx design logo. Our brand name and design logo have been reviewed by the USPTO and has been published for opposition. Licensor has provided us permission informally to utilize the brand name SPARX and design logo. There are no terms of consideration pursuant to this arrangement and no formal agreement. Please see our Corporate History section of our latest 10-K Annual Report filed with the SEC on June 30, 2023 for more information regarding our Company, Sparx Holdings Group, Inc. This section details our name change from Prime Time Holdings, Inc. to Sparx Holdings Group, Inc. and resignation and appointment of officer positions.

Sparx Holdings Group currently has 1 employees.

Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

7. **Material factors that make an investment in Sparx Holdings Group, Inc. speculative or risky:**
   1. Our operations are focused on advancing our fire suppression technology into a working prototype. We have no revenue and no cash which makes it difficult to accurately evaluate our business prospects. We have limited assets and no operating revenue to date. We plan to continue efforts to build a working prototype by the end of the year, but it will be some time before we are in a position to begin producing or delivering our first fire sprinkler products. The likelihood of success must be considered in light of the expenses, complications, and delays frequently encountered with the start-up of new businesses and the competitive environment in which start-up companies operate.

2. We may experience significant delays or other complications in the design, manufacture and launch of our fire sprinklers and fire protection products which could harm our brand, business, prospects, financial condition and operating results. We may experience significant delays or other complications in bringing our fire sprinklers and fire protection products to market. Any significant delays or other complications in the development, manufacture and/or launch of our battery-powered wireless fire sprinkler system or future products, including, but not limited to, complications associated with launching our production or supply chain, or regulatory approvals, could materially damage our brand, business, prospects, financial condition and operating results.

3. We face significant barriers in our attempt to produce our fire sprinklers and fire protection products, and if we cannot successfully overcome those barriers, our business will be negatively impacted. We face significant barriers as we attempt to produce our first fire sprinkler system. We do not yet have any fully completed system prepared for mass production, we do not have a final design, a manufacturing facility or manufacturing processes. We will need to contract with external manufacturers to manufacture our products and certain components. In addition, the fire sprinkler industry has traditionally been characterized by significant barriers to entry, including large capital requirements, investment costs for testing and gaining certifications, listings, and/or approvals, regulatory requirements, establishing a brand name and image, and the need to establish sales and service locations. We must successfully overcome these and other manufacturing and regulatory barriers to be successful.

4. Our long-term success will be dependent upon our ability to achieve market acceptance of our fire sprinklers and fire protection products, and any subsequent new products. There is no guarantee that our fire sprinklers and fire protection products or any of our future products will be successfully accepted by the general public. There is no guarantee that demand for our fire sprinklers and fire protection products will meet our expectations.

5. We may face additional competition. While the principals of the Company have been engaged in developing fire sprinkler products employing innovative technologies, we have not deployed large-scale commercial measurement-to-monetization operations such as those that the Company plans to undertake. While we are not aware of other companies that are developing similar technology on a commercial scale similar to the commercial scale we intend to achieve, new competitors may gain traction in the United States and abroad and potentially compete with our technology and services. These or new competitors may have more resources than us or may be better capitalized, which may give them a significant advantage, for example, in offering better pricing than the Company, surviving an economic downturn or in reaching profitability. We cannot assure you that we will be able to compete successfully against existing or emerging competitors.

6. We may need to defend ourselves against patent or other intellectual property infringement claims, which may be time-consuming and would cause us to incur substantial costs. Companies, organizations or individuals, including our competitors, may hold or obtain patents, trademarks or other proprietary rights that would prevent, limit or interfere with our ability to make, use, develop, sell or market our fire sprinklers and fire protection products or components, which could make it more difficult for us to operate our business. From time to time, we may receive communications from holders of patents or trademarks regarding their proprietary rights. Companies holding or other intellectual property rights may bring suits alleging infringement of such rights or otherwise assert their rights and urge us to take licenses. In addition, if we are determined to have infringed upon a third party's intellectual property rights, we may be required to do one or more of the following: · Cease selling, incorporating certain components into, or offering goods or services that incorporate or use the challenged intellectual property; · pay substantial damages; · seek a license from the holder of the infringed intellectual property right, which license may not be available on reasonable terms or at all; · redesign our fire sprinklers and fire protection products or certain components; or · establish and maintain alternative branding for our products and services. We may also need to file lawsuits to protect our own intellectual property rights from infringement from third parties, which lawsuits could be expensive, time consuming and distract management's attention from our core operations.

7. We may not be able to protect our respective intellectual property rights throughout the world. Filing, prosecuting and defending patents on all of our ideas and products throughout the world would be

prohibitively expensive. Competitors may use our technologies in jurisdictions where we have not yet obtained patent protection to develop their own products and, further, may be able to export otherwise infringing products to territories where we have patent protection but where enforcement is not as strong as that in the United States. These products may compete with our products in jurisdictions where we do not have any issued patents and our patent claims or other intellectual property rights may not be effective or sufficient to prevent them from so competing. Many companies have encountered significant problems in protecting and defending intellectual property rights in certain foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents or other intellectual property protection, which could make it difficult for us to stop the infringement of any patents we obtain or the marketing of competing products in violation of our proprietary rights generally. As a result, proceedings to enforce our patent rights in certain foreign jurisdictions could result in substantial cost and divert our efforts and attention from other aspects of our business and could be unsuccessful.

8. We are unable to accurately predict the quantity of testing that our products will be subject to until we start engaging agencies capable of providing us with testing, listings, certifications, and/or approvals. In order to gain market share and acceptance in the fire sprinkler and fire protection industries, we will need to test our products with renowned and trusted agencies such as UL Solutions (UL) or FM Global (FM). Our technology is relatively new in the fire suppression industry and as a result, our technology may be considered outside the scope of clearly defined testing standards that currently exist in the fire sprinkler industry. Agencies may need to evaluate the products we intend to commercialize and may decide, recommend, or require specific tests to be conducted on our products in order for us to gain necessary listings, certifications, and/or approvals for our products. Until we engage agencies with a viable, working product, there is uncertainty in the amount and rigor of testing that will be required to commercialize our products in specific markets, and as a result, there is some uncertainty in regards to our testing expenses.

9. We cannot guarantee that our products will pass or perform adequately in agency testing. While we plan to perform extensive internal testing through design verification and validation for our products before we spend funds on agency testing, certifications, listings, and/or approvals, we cannot guarantee that our fire sprinklers and fire protection products will pass or achieve adequate results on each and every agency test. Design modifications may need to be made if we fail or do not perform adequately on a test, and we may need to re-conduct tests which could cause us to incur significant costs. If we cannot pass or achieve adequate results on agency testing, our ability to commercialize our products and our financial condition, operating results, and business prospects will be harmed.

10. Our products may require agency testing that we cannot perform internally or simulate effectively. Agency testing for fire sprinklers and fire protection products often requires large-scale fire testing and other tests which are extremely expensive and difficult to perform given facilities restrictions, cost restrictions, and the ability to obtain permits and appropriate legal authorizations to conduct such testing. We intend to simulate and/or conduct modeling for tests that cannot be performed internally to understand how our products will behave in such agency testing. Because we may not be able to perform all required agency testing, our results and outcomes during agency testing may be unpredictable. Failing test results or inadequate performance may prompt us to make design modifications and we may need to re-conduct tests which could cause us to incur significant costs. If we cannot pass or achieve adequate results on agency testing, our ability to commercialize our products and our financial condition, operating results, and business prospects will be harmed.

11. Our products serve to optimize the performance of traditional fire sprinklers and should traditional fire sprinkler companies impede our ability to interface with their products through prevention of a partnership or sale, our capacity to produce our intended products may be adversely affected. Our business strategy involves establishing mutually beneficial partnerships with traditional fire sprinkler companies to incorporate their products in tandem with our technology. If we encounter obstacles in cultivating these partnerships, our ability to secure listings, certifications, and approvals for our products, as well as fostering industry recognition and garnering sales among customer could be impeded.

12. If we are unable to adequately control the costs associated with operating our business, including our costs of manufacturing and sales, our business, financial condition, operating results and prospects will suffer. If we are unable to maintain a sufficiently low level of costs for designing, manufacturing, marketing, selling and distributing and servicing our fire sprinklers and fire protection products relative to their selling prices, our operating results, gross margins, business and prospects could be materially and adversely impacted. We have made, and will be required to continue to make, significant investments for the design, manufacture, sale and the servicing of our fire sprinklers and fire protection products. There can be no assurances that our costs of producing and delivering our products will be less than the revenue we generate from sales at the time of the launch of our first fire sprinkler system or that we will ever achieve a positive gross margin on sales of any specific fire sprinkler or fire protection product. We will incur significant costs related to contracting for the manufacture of our products, procuring the materials required to manufacture our products, assembling our products and compensating our personnel and consultants. Many of the factors that impact our operating costs are beyond our control. For example, the costs of our raw materials and components could increase due to shortages if global demand for these materials and components increases. In addition, we may experience increases in the cost or a sustained interruption in the supply or shortage of materials. Any such cost increase or supply interruption could materially negatively impact our business, prospects, financial condition and operating results. If we are unable to keep our operating costs aligned with the level of revenues we generate, our operating results, business and prospects will be harmed.

13. If our fire sprinklers and fire protection products fail to perform as expected, we may have to recall our products and our ability to develop, market and sell our products could be harmed. Our products may contain defects in design and manufacture that may cause them not to perform as expected or that may require repair. While we intend to perform extensive internal and external testing, we will have a limited frame of reference by which to evaluate the performance of our fire sprinklers and fire protection products. There can be no assurances that we will not be required to recall products in the future. There can be no assurance that we will be able to detect and fix any defects in the products prior to their sale to consumers. In the future, we may at various times, voluntarily or involuntarily, initiate a recall if any of our fire sprinklers or fire protection products or their components prove to be defective. Any product defects or any other failure of our fire sprinklers or fire protection products to perform as expected could harm our reputation and result in adverse publicity, lost revenue, delivery delays, product recalls, product liability claims, harm to our brand and reputation, and significant warranty and other expenses, and could have a material adverse impact on our business, financial condition, operating results and prospects.

14. If we are unable to address the inspection, test, and maintenance requirements of our future customers our business will be materially and adversely affected. If we are unable to successfully address the inspection, test, and maintenance requirements of our future customers our business and prospects will be materially and adversely affected. In addition, we anticipate the level and quality of the inspection, test, and maintenance we provide our customers will have a direct impact on the success of our future fire sprinklers and fire protection products. If we are unable to satisfactorily inspect, test, and maintain our products for our customers and per industry codes and standards, our ability to generate customer loyalty, grow our business and sell additional products could be impaired.

15. We will be dependent on our suppliers, some of which may be single or limited source suppliers, and the inability of these suppliers to continue to deliver, or their refusal to deliver, necessary components of our fire sprinklers and fire protection products at prices and volumes acceptable to us could have a material adverse effect on our business, prospects and operating results. In addition, we have not yet established relationships with suppliers for all of our components. While we believe that we will be able to establish necessary supply relationships as well as alternate supply relationships, we may be unable to do so at prices or costs that are favorable to us. The inability to secure necessary suppliers or the future loss of any suppliers or any disruption in the supply of components from these suppliers could lead to delays in product deliveries to our customers, which could hurt our relationships with our customers and also materially adversely affect our business, prospects and operating results.

16. We may become subject to product liability claims, which could harm our financial condition and liquidity if we are not able to successfully defend or insure against such claims. The risk of product liability claims, product recalls, and associated adverse publicity is inherent in the manufacturing, marketing, and sale of fire sprinklers and fire protection products. We may become subject to product liability claims, which could harm our business, prospects, operating results and financial condition. The fire sprinkler and fire protection product industries experiences significant product liability claims and we face inherent risk of exposure to claims in the event our products do not perform as expected or malfunction resulting in personal injury or death. A successful product liability claim against us could require us to pay a substantial monetary award. In addition, a product liability claim could generate substantial negative publicity about our products and business and inhibit or prevent commercialization of other future fire sprinklers and fire protection product candidates which would have material adverse effect on our brand, business, prospects and operating results. Any lawsuit, regardless of its merit, may have a material adverse effect on our reputation, business and financial condition.

17. Our long-term success will be dependent upon our ability to raise capital and achieve market acceptance of our technology, and any subsequent modification. We may not raise enough capital to carry out our business plan. There is no guarantee that our mesh network wireless fire suppression system will be successfully accepted by the regulatory agencies or by commercial building owners/ tenants whom we seek to market our products to.

18. We depend on our CEO, Cassandra DeNunzio, who has significant experience in fire suppression technology. Our future success depends on our CEO, Ms. Cassandra DeNunzio. Ms. DeNunzio has significant experience in fire suppression technology and a Master of Science in electrical engineering. If Ms. DeNunzio leaves the Company, it would have a serious adverse effect on us, and you could lose some or all of your investment.

19. Termination of Licensing Agreement. On August 29, 2022, we entered into and consummated a Patent License Agreement ("Agreement") with Sparx Technologies, LLC, a limited liability company ("Licensor"). Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our CEO. Ms. DeNunzio is the sole and first named inventor under a provisional patent application with a Serial No. 63/304,302 filed with the United States Patent Office ("USPTO") on January 28, 2022, relating to the fire protection industry and particularly a commercially available battery-operated wireless electronic fire sprinkler network. Our patent licensing agreement with Sparx Technolgies, LLC may be terminated at any time solely by Sparx Technolgies, LLC, which is a company solely controlled by our CEO Cassandra DeNunzio for any reason, with or without cause, and without any payment or liability to us with immediate effect by notice given in writing via email or certified mail. If, in the event Sparx Technologies, LLC should decide to terminate the Agreement for any reason, we will no longer have a business plan or operations. The result would have a serious adverse effect on us, and you could lose your entire investment.

20. Our auditor has issued a "going concern" opinion. Our auditor has issued a "going concern" opinion on our financial statements, which means that the auditor is not sure if we will be able to succeed as a business without additional financing. To date, we have not generated revenues from our anticipated principal operations and have sustained losses since inception. Because losses will continue until such time that we can complete the design of our prototype, fire test our technology with regulatory agencies, establish relationships with manufacturing facilities to build and integrate our technology with traditional sprinkler heads, and other sprinkler components, and begin selling our Sparx™ Smart Sprinkler System, and because we have no committed source of financing, we rely on financing to support our operations. These factors, among others, raise substantial doubt about our ability to continue as a going concern within one year after the date that the financial statements are issued. Throughout 2024, we intend to fund our operations through the sale of our securities to third parties and related parties. If we cannot raise additional capital, we may consume all the cash reserved for operations. There are no assurances that management will be able to raise capital on terms acceptable to us. If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating

results. The financial statements do not include any adjustments that might result from these uncertainties.

21. Limited Liquidity. Our common stock is quoted by the OTC Markets under the ticker symbol SHGI. Our shares are thinly traded meaning our shares cannot be easily purchased or sold and have a low volume of shares trading per day which can lead to volatile changes in price per share.

22. Subsequent Financing Terms of subsequent financings may adversely impact your investment. We may need to engage in common equity, debt, or preferred stock financing in the future. Interest on debt securities could increase costs and negatively impact operating results. Future financing may also result in the dilution of your initial investment. Preferred stock could be issued in series from time to time with such designations, rights, preferences, and limitations as needed to raise capital. Each of these factors may result in an adverse impact on your investment.

23. The majority of our stock is controlled by Jeffrey DeNunzio and Cassandra DeNunzio, directly and indirectly. We have no stockholder(s) aside from Jeffrey and Cassandra DeNunzio holding 20% or more of the voting power of the Company. Jeffrey DeNunzio and Cassandra DeNunzio are able to approve or disapprove of any and all major decisions regarding the Company. All other stockholders of the Company are minority stockholders and are unable to influence by means of voting power, material corporate decisions. Jeffrey DeNunzio and Cassandra DeNunzio may make decisions with which you disagree, or that negatively affect the value of your securities in the Company, and you will have no recourse to change these decisions. Your interests may conflict with those of Jeffrey DeNunzio and Cassandra DeNunzio and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to you. For example, although there are no current plans to do so, Jeffrey and Cassandra DeNunzio may file restated articles, file amendments, alter the terms of securities, and even force out minority holders of securities. Jeffrey DeNunzio and Cassandra DeNunzio may also have access to more information than you, leaving you at a disadvantage with respect to any decisions regarding the securities Jeffrey or Cassandra DeNunzio owns. Jeffrey DeNunzio and Cassandra DeNunzio may also elect to conduct future offerings for financing that may adversely affect your original investment in the Company by means of dilution or other factors.

24. Sparx Holdings Group, Inc.'s common stock is quoted on OTC Markets' Pink Open Market under the ticker symbol SHGI. There is currently a limited trading market in the Company's shares of common stock. Generally speaking, our shares of common stock are, and have been thinly traded, meaning our shares cannot be easily purchased or sold and have a low volume of shares trading per day which can lead to volatile changes in price per share. Please note that Series A Convertible Preferred Shares of the Company purchased on Netcapital under Regulation Crowdfunding generally cannot be resold for one year, subject to certain limited exceptions. You should not expect to be able to trade shares purchased on Netcapital on OTC Markets or otherwise for a period of at least one year.

25. There is no guarantee that shares of the Series A Convertible Preferred Stock will convert into common stock or trade on OTC Markets or any other secondary market.

26. On March 31, 2023, we filed a Form 1-A Offering Statement that was subsequently qualified by the SEC on April 11, 2023 to conduct a Tier 2 Regulation A Offering. We filed a final offering circular with the SEC on May 11, 2023. Through its Regulation Offering, the Company is offering up to a maximum of 100,000,0000 shares of its common stock, including shares to be sold by selling stockholders on a "best efforts" basis. All shares sold pursuant to the Regulation A Offering will be sold at a fixed price of $0.02 per share of common stock. The minimum purchase per investor in the Reg A Offering is $500 (25,000 shares of common stock). The Regulation Offering will terminate at the earlier of the date at which the maximum offering amount has been sold or the date at which the offering is earlier terminated by the Company in its sole discretion. For more information about the Company's Regulation A Offering, please visit its investor relations page at https://www.sparx-fire.com/investor-relations or review its offering circular and related filings on https://sec.gov. Please note that shares of the Company offered on Netcapital under Regulation Crowdfunding have different terms than shares of the Company offered outside of Netcapital under Regulation A. Notably, any shares of the Company purchased on Netcapital will likely be subject to a one-year holding period during which the shares cannot be quoted on any secondary market, (including OTC Markets) or

otherwise sold, whereas the shares registered in the Reg A Offering are freely transferable (unless such shares are purchased by "affiliates").

27. This offering contains forward-looking statements that involve risk and uncertainties. We use words such as "anticipate", "believe", "plan", "expect", "future", "intend", and similar expressions to identify such forward-looking statements. Investors should be aware that all forward-looking statements contained within this filing are good faith estimates of management as of the date of this filing. Our actual results could differ materially from those anticipated in these forward-looking statements for many reasons. This offering includes market and industry data that we have developed from publicly available information; various industry publications and other published industry sources and our internal data and estimates. Although we believe the publications and reports are reliable, we have not independently verified the data. Our internal data, estimates and forecasts are based upon information obtained from trade and business organizations and other contacts in the market in which we operate and our management's understanding of industry conditions.

28. *The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.*

    You should not rely on the fact that our Form C, and if applicable Form D is accessible through the U.S. Securities and Exchange Commission's EDGAR filing system as an approval, endorsement or guarantee of compliance as it relates to this Offering.

29. *Neither the Offering nor the Securities have been registered under federal or state securities laws, leading to an absence of certain regulation applicable to the Company.*

    The securities being offered have not been registered under the Securities Act of 1933 (the "Securities Act"), in reliance on exemptive provisions of the Securities Act. Similar reliance has been placed on apparently available exemptions from securities registration or qualification requirements under applicable state securities laws. No assurance can be given that any offering currently qualifies or will continue to qualify under one or more of such exemptive provisions due to, among other things, the adequacy of disclosure and the manner of distribution, the existence of similar offerings in the past or in the future, or a change of any securities law or regulation that has retroactive effect. If, and to the extent that, claims or suits for rescission are brought and successfully concluded for failure to register any offering or other offerings or for acts or omissions constituting offenses under the Securities Act, the Securities Exchange Act of 1934, or applicable state securities laws, the Company could be materially adversely affected, jeopardizing the Company's ability to operate successfully. Furthermore, the human and capital resources of the Company could be adversely affected by the need to defend actions under these laws, even if the Company is ultimately successful in its defense.

30. *The Company has the right to extend the Offering Deadline, conduct multiple closings, or end the Offering early.*

    The Company may extend the Offering Deadline beyond what is currently stated herein. This means that your investment may continue to be held in escrow while the Company attempts to raise the Minimum Amount even after the Offering Deadline stated herein is reached. While you have the right to cancel your investment up to 48 hours before an Offering Deadline, if you choose to not cancel your investment, your investment will not be accruing interest during this time and will simply be held until such time as the new Offering Deadline is reached without the Company receiving the Minimum Amount, at which time it will be returned to you without interest or deduction, or the Company receives the Minimum Amount, at which time it will be released to the Company to be used as set forth herein. Upon or shortly after release of such funds to the Company, the Securities will be issued and distributed to you. If the Company reaches the target offering amount prior to the Offering Deadline, they may conduct the first of multiple closings of the Offering prior to the Offering Deadline, provided that the Company gives notice to the investors of the closing at least five business days prior to the closing (absent a material change that would require an extension of the Offering and reconfirmation of the investment commitment). Thereafter, the Company may conduct additional closings until the Offering Deadline. The Company may also end the Offering early; if the Offering reaches its target offering amount after 21-calendar days but before the deadline, the Company can end the Offering with 5 business days' notice. This means your failure to participate in the Offering in a timely manner, may prevent you from being able to participate – it also means the Company may limit the amount of capital it can raise during the Offering by ending it early.

31. *The Company's management may have broad discretion in how the Company uses the net proceeds of the Offering.*

    Despite that the Company has agreed to a specific use of the proceeds from the Offering, the Company's management will have considerable discretion over the allocation of proceeds from the Offering. You may not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately.

32. *The Securities issued by the Company will not be freely tradable until one year from the initial purchase date. Although the Securities may be tradable under federal securities law, state securities regulations may apply, and each Investor should consult with his or her attorney.*

    You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Securities. Because the Securities offered in this Offering have not been registered under the Securities Act or under the securities laws of any state or non-United States jurisdiction, the Securities have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the Securities Act or other securities laws will be affected. Limitations on the transfer of the shares of Securities may also adversely affect the price that you might be able to obtain for the shares of Securities in a private sale. Investors should be aware of the long-term nature of their investment in the Company. Investors in this Offering will be required to represent that they are purchasing the Securities for their own account, for investment purposes and not with a view to resale or distribution thereof.

33. *Investors will not be entitled to any inspection or information rights other than those required by Regulation CF.*

    Investors will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders of the Company may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information – there are numerous methods by which the Company can terminate annual report obligations, resulting in no information rights, contractual, statutory or otherwise, owed to Investors. This lack of information could put Investors at a disadvantage in general and with respect to other security holders.

34. *The shares of Securities acquired upon the Offering may be significantly diluted as a consequence of subsequent financings.*

    Company equity securities will be subject to dilution. Company intends to issue additional equity to future employees and third-party financing sources in amounts that are uncertain at this time, and as a consequence, holders of Securities will be subject to dilution in an unpredictable amount. Such dilution may reduce the purchaser's economic interests in the Company.

35. The amount of additional financing needed by Company will depend upon several contingencies not foreseen at the time of this Offering. Each such round of financing (whether from the Company or other investors) is typically intended to provide the Company with enough capital to reach the next major corporate milestone. If the funds are not sufficient, Company may have to raise additional

capital at a price unfavorable to the existing investors. The availability of capital is at least partially a function of capital market conditions that are beyond the control of the Company. There can be no assurance that the Company will be able to predict accurately the future capital requirements necessary for success or that additional funds will be available from any source. Failure to obtain such financing on favorable terms could dilute or otherwise severely impair the value of the investor's Company securities.

36. *There is no present public market for these Securities and we have arbitrarily set the price.*

    The offering price was not established in a competitive market. We have arbitrarily set the price of the Securities with reference to the general status of the securities market and other relevant factors. The Offering price for the Securities should not be considered an indication of the actual value of the Securities and is not based on our net worth or prior earnings. We cannot assure you that the Securities could be resold by you at the Offering price or at any other price.

37. In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Investor is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

38. THE SECURITIES OFFERED INVOLVE A HIGH DEGREE OF RISK AND MAY RESULT IN THE LOSS OF YOUR ENTIRE INVESTMENT. ANY PERSON CONSIDERING THE PURCHASE OF THESE SECURITIES SHOULD BE AWARE OF THESE AND OTHER FACTORS SET FORTH IN THIS OFFERING STATEMENT AND SHOULD CONSULT WITH HIS OR HER LEGAL, TAX AND FINANCIAL ADVISORS PRIOR TO MAKING AN INVESTMENT IN THE SECURITIES. THE SECURITIES SHOULD ONLY BE PURCHASED BY PERSONS WHO CAN AFFORD TO LOSE ALL OF THEIR INVESTMENT.

The Offering

Sparx Holdings Group, Inc. ("Company") is offering securities under Regulation CF, through Netcapital Funding Portal Inc. ("Portal"). Portal is a FINRA/SEC registered funding portal and will receive cash compensation equal to 4.9% of the value of the securities sold through Regulation CF. Investments made under Regulation CF involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest.

The Company plans to raise between $10,000 and $124,000 through an offering under Regulation CF. Specifically, if we reach the target offering amount of $10,000, we may conduct the first of multiple or rolling closings of the offering early if we provide notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

In the event The Company fails to reach the offering target of $10,000, any investments made under the offering will be cancelled and the investment funds will be returned to the investor.

8. **What is the purpose of this offering?**

We intend to use the proceeds from this offering for research and development, working capital, further internal testing of our Sparx Smart Sprinkler System prototype, third party testing, additional system prototype builds, and associated fees related to this Reg CF offering. We may, at our discretion, decide to allocate funds in differing percentages than what may be listed below or as we see fit to further our business agenda.

9. **How does the issuer intend to use the proceeds of this offering?**

Uses	If Target Offering Amount Sold	If Maximum Amount Sold
Intermediary Fees	$490	$6,076
System Prototype Builds	$1,000	$12,400
Verification and Validation/ Internal Testing	$2,000	$24,800
Third Party Testing	$4,510	$55,924
Working Capital	$1,000	$12,400
Research and Development	$1,000	$12,400
Total Use of Proceeds	**$10,000**	**$124,000**

10. **How will the issuer complete the transaction and deliver securities to the investors?**

In entering into an agreement on the Netcapital Funding Portal to purchase securities, both investors and Sparx Holdings Group, Inc. must agree that a transfer agent, which keeps records of our outstanding Series A Convertible Preferred Stock (the "Securities"), will issue digital Securities in the investor's name (a paper certificate will not be printed). Similar to other online investment accounts, the transfer agent will give investors access to a web site to see the number of Securities that they own in our company. These Securities will be issued to investors after the deadline date for investing has passed, as long as the targeted offering amount has been reached. The transfer agent will record the issuance when we have received the purchase proceeds from the escrow agent who is holding your investment commitment.

11. **How can an investor cancel an investment commitment?**

You may cancel an investment commitment for any reason until 48 hours prior to the deadline identified in the offering by logging in to your account with Netcapital, browsing to the Investments screen, and clicking to cancel your investment commitment. Netcapital will notify investors when the target offering amount has been met. If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or her investment. If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

12. **Can the Company perform multiple closings or rolling closings for the offering?**

If we reach the target offering amount prior to the offering deadline, we may conduct the first of multiple closings of the offering early, if we provide notice about the new offering deadline at least five business days prior (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment). Thereafter, we may conduct additional closings until the offering deadline.

We will issue Securities in connection with each closing. Oversubscriptions will be allocated on a first come, first served basis. Changes to the offering, material or otherwise, occurring after a closing, will only impact investments which have yet to be closed.

Ownership and Capital Structure

The Offering

13. **Describe the terms of the securities being offered.**

    We are issuing Securities at an offering price of $1 per share.

14. **Do the securities offered have voting rights?**

    The Securities are being issued with no voting rights. However, if voting rights are offered in the future, a record owner will cast your vote for you. Please refer to the record owner agreement that you sign before your purchase is complete.

15. **Are there any limitations on any voting or other rights identified above?**

    You are giving your voting rights to the record owner, who will vote the Securities on behalf of all investors who purchased Securities on the Netcapital crowdfunding portal.

16. **How may the terms of the securities being offered be modified?**

    Any provision of the terms of the Securities being offered may be amended, waived or modified by written consent of the majority owner(s) of the Company. We may choose to modify the terms of the Securities before the offering is completed. However, if the terms are modified, and we deem it to be a material change, we need to contact you and you will be given the opportunity to reconfirm your investment. Your reconfirmation must be completed within five business days of receipt of the notice of a material change, and if you do not reconfirm, your investment will be canceled and your money will be returned to you.

Restrictions on Transfer of the Securities Offered

The securities being offered may not be transferred by any purchaser of such securities during the one-year period beginning when the securities were issued, unless such securities are transferred:

- to the issuer;
- to an accredited investor;
- as part of an offering registered with the U.S. Securities and Exchange Commission; or
- to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

  The term "accredited investor" means any person who comes within any of the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably believes comes within any of such categories, at the time of the sale of the securities to that person.
  The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships.

The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. **What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.**

   ## Securities

Class of Security	Amount Authorized	Amount Outstanding	Voting Rights	Other Rights
Common Stock	500,000,000	285,350,031	Yes	
Series A Convertible Preferred Stock	500,000	0	No	We are selling Series A Convertible Preferred Stock in this offering. All outstanding shares of Series A Convertible Preferred Stock will automatically convert into shares of Common Stock of Sparx Holdings Group, Inc., quoted and traded on OTC Pink Market tier under the ticker symbol SHGI on the first OTC Market Trading Day as defined below, Three Hundred Sixty-Six (366) days after the end of close of Regulation Crowdfunding offering(s) conducted by a crowdfunding intermediary registered with the Securities and Exchange Commission as a broker or funding portal. We may conduct multiple closings. Securities will be issued in book-entry with each closing. Each share of Series A Convertible Preferred Stock will automatically convert into an equivalent dollar amount of Common Stock in book-entry form on the following basis: 65% multiplied by the five-day volume weighted average price representing a discount rate of 35%. The daily VWAP will be calculated by adding up the dollars traded for every transaction executed as published in OTC Markets Pink Sheets (price multiplied by number of shares traded) and dividing it by the total number of shares traded for the day. The final calculated Five-Day Average VWAP will be determined by averaging (taking the arithmetic mean of) the daily volume-weighted average price of Holder's stock as published on OTC Markets Pink Sheets for each of the last full five trading days ending on and including the last trading day preceding the date of conversion. Trading day shall mean any day on which a minimum of 10,000 shares of Common Stock of SHGI ("Required Minimum Shares") is traded on the OTC Markets or other securities market on which the Common Stock is then being traded. ("Trading Day"). If, in the event the Required Minimum Shares is not met on any given Trading Day, then the next transactional Trading Day will substitute as a Trading Day of the Five-Day Average VWAP. If the final Five- Day Average VWAP cannot be calculated in the manner provided above, then the fair market value as reasonably determined by the Company will be applied. Please see Certificate of Designation of our Series A Convertible Preferred Stock.
Series Z Super Voting	2	2	Yes	For so long as at least one share of Series Z Super Voting Preferred Stock is issued and outstanding, the

Preferred Stock				Holders of Series Z Super Voting Preferred Stock shall vote together as a single class with the shareholders of any other class or series of shares entitled to vote with the Common Stock, (collectively, the "Voting Capital Stock"), with the Holders of Series Z Super Voting Preferred Stock being entitled to eighty percent (80%) of the total votes on all such matters regardless of the actual number of Series Z Super Voting Preferred Stock then outstanding, and the shareholders of Voting Capital Stock and any other shares entitled to vote being entitled to their proportional share of the remaining 20% of the total votes based on the their respective voting power. Please see Certificate of Designation of our Series Z Super Voting Preferred Stock for further disclosure.
Undesignated Preferred Stock	4,499,998	0	No	No rights or preferences have been designated as of the initial filing of this offering.

Options, Warrants and Other Rights

None.

18. **How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of securities?**

The Company has no existing debt, and there are no warrants, options or other convertible instruments outstanding. The Company currently has a Reg A+ offering that is live. Any shares issued through that offering would dilute your equity.

19. **Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?**

The Company has granted a perpetual waiver of the transfer restrictions listed in the Company's bylaws for all Securities sold in this offering.

20. **How could the exercise of rights held by the principal owners identified in Question 5 above affect the purchasers of Securities being offered?**

The majority of our stock is controlled by Jeffrey DeNunzio and Cassandra DeNunzio, directly and indirectly. We have no stockholder(s) aside from Jeffrey and Cassandra DeNunzio holding 20% or more of the voting power of the Company. Jeffrey DeNunzio and Cassandra DeNunzio are able to approve or disapprove of any and all major decisions regarding the Company. All other stockholders of the Company are minority stockholders and are unable to influence by means of voting power, material corporate decisions. Jeffrey DeNunzio and Cassandra DeNunzio may make decisions with which you disagree, or that negatively affect the value of your securities in the Company, and you will have no recourse to change these decisions. Your interests may conflict with those of Jeffrey DeNunzio and Cassandra DeNunzio and there is no guarantee that the Company will develop in a way that is optimal for or advantageous to you. For example, although there are no current plans to do so, Jeffrey and Cassandra DeNunzio may file restated articles, file amendments, alter the terms of securities, and even force out minority holders of securities. Jeffrey DeNunzio and Cassandra DeNunzio may also have access to more information than you, leaving you at a disadvantage with respect to any decisions regarding the securities Jeffrey or Cassandra

DeNunzio owns. Jeffrey DeNunzio and Cassandra DeNunzio may also elect to conduct future offerings for financing that may adversely affect your original investment in the Company by means of dilution or other factors.

21. **How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.**

The valuation was calculated based on the Five Day Moving Average. The Five Day Moving Average is based on the most recent closing share prices over five trading days beginning on May 13, 2024 and ended May 17, 2024. The five-day sum of closing prices provided by OTC Markets divided by 5. The calculation results in a moving average of $.0166. Valuation: 285,350,031 shares of common stock x moving average of $.0166 = $4,736,811 The purchase price of our Series A Convertible Preferred Shares has been arbitrarily determined and is not the result of arm's length negotiations. It has been determined primarily by our perceived working and investment capital needs and bears no relationship to any established criteria of value such as book value or earnings per share, or any combination thereof. Further, the price is not based on past earnings of the Company, nor does the price per share necessarily reflect the current market value of the Company. No valuation or appraisal of the Company's potential business has been prepared.

22. **What are the risks to purchasers of the securities relating to minority ownership in the issuer?**

As the holder of a majority of the voting rights in the Company, our majority shareholders may make decisions with which you disagree, or that negatively affect the value of your investment in the Company, and you will have no recourse to change those decisions. Your interests may conflict with the interests of other investors, and there is no guarantee that the Company will develop in a way that is advantageous to you. For example, the majority shareholders may decide to issue additional shares to new investors, sell convertible debt instruments with beneficial conversion features, or make decisions that affect the tax treatment of the Company in ways that may be unfavorable to you. Based on the risks described above, you may lose all or part of your investment in the securities that you purchase, and you may never see positive returns.

23. **What are the risks to purchasers associated with corporate actions including:**

   - **additional issuances of securities,**
   - **issuer repurchases of securities,**
   - **a sale of the issuer or of assets of the issuer or**
   - **transactions with related parties?**

The issuance of additional shares of our stock will dilute your ownership. As a result, if we achieve profitable operations in the future, our net income per share will be reduced because of dilution, and the market price of our stock, if there is a market price, could decline as a result of the additional issuances of securities. If we repurchase securities, so that the above risk is mitigated, and there are fewer shares of stock outstanding, we may not have enough cash available for marketing expenses, growth, or operating expenses to reach our goals. If we do not have enough cash to operate and grow, we anticipate the market price of our stock would decline. The Company may have the authority to repurchase its securities from shareholders, which may serve to decrease any liquidity in the market for such securities, decrease the percentage interests held by other similarly situated investors to you, and create pressure on you to sell your securities to the Company concurrently. As a minority owner of the Company, you will have limited or no ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, you will rely upon the executive management of the Company and the Board of Directors of the Company to manage the Company so as to maximize value for shareholders. Accordingly, the success of your investment in the Company will depend in large part upon the skill and expertise of the executive management of the Company and the Board of Directors of the Company. If the Board of Directors of the Company authorizes a sale of all or a part of the Company, or a disposition of a substantial portion of the Company's assets, there can be no guarantee that the value you received, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of your initial investment in the Company. Furthermore, you should be aware that there will be occasions when the Company may encounter potential conflicts of interest in its operations. On any issue involving conflicts of interest, the executive management and Board of Directors of the Company will be guided by their good faith judgment as to the Company's best interests. The Company may engage in transactions with affiliates, subsidiaries or other related parties, which may be on terms which are not arm's-length, but will be in all cases consistent with the duties of the management of the Company to its shareholders. By acquiring an interest in the Company, you will be deemed to have acknowledged the existence of any such actual or potential conflicts of interest and to have waived any claim with respect to any liability arising from the existence of any such conflict of interest.

24. **Describe the material terms of any indebtedness of the issuer:**

Not applicable.

25. **What other exempt offerings has Sparx Holdings Group, Inc. conducted within the past three years?**

Date of Offering:	2023-05-01
Exemption:	Reg. A+, Tier 2 - up to $75M (Title IV of JOBS Act)
Securities Offered:	Common Stock
Amount Sold:	$130,500
Use of Proceeds:	- Development of Prototype - Working Capital - Testing - Software - Professional Fees
Date of Offering:	2023-06-30
Exemption:	Section 4(a)(2)
Securities Offered:	Common Stock
Amount Sold:	$16,000
Use of Proceeds:	Common shares issued as compensation. No proceeds were received in this transaction.

26. **Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:**
    1. **any director or officer of the issuer;**
    2. **any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;**
    3. **if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or**
    4. **any immediate family member of any of the foregoing persons.**

No.

Financial Condition of the Issuer

27. **Does the issuer have an operating history?**

Yes.

28. **Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.**

The Company was originally incorporated on June 30, 2021, in the State of Nevada with the name, "Prime Time Holdings, Inc." On June 30, 2021, Jeffrey DeNunzio was appointed Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director of the Company. On September 14, 2021, the Company entered into an "Agreement and Plan of Merger", whereas it agreed to, and subsequently participated in, a Nevada holding company reorganization pursuant to NRS 92A.180, NRS 92A.200, NRS 92A.230 and NRS 92A.250 ("Reorganization"). The constituent corporations in the Reorganization were China Shouguan Investment Holding Group Corp. ("CHSO" or "Predecessor"), Sparx Holdings Group, Inc., FKA "Prime Time Holdings, Inc." ("Successor"), and Prime Time Merger Sub, Inc. ("Merger Sub"). Immediately prior to the Reorganization, Prime Time Holdings, Inc. issued 1,000 common shares of its common stock to Predecessor and Merger Sub issued 1,000 shares of its common stock to Prime Time Holdings, Inc. As such, immediately prior to the merger, Prime Time Holdings, Inc. became a wholly owned direct subsidiary of China Shouguan Investment Holding Group Corp. and Merger Sub became a wholly owned and direct subsidiary of Prime Time Holdings, Inc. On September 15, 2021, Prime Time Holdings, Inc. filed Articles of Merger with the Nevada Secretary of State. The merger became effective on September 17, 2021, at 9:00 AM PST ("Effective Time"). At the Effective Time, Predecessor was merged with and into Merger Sub (the "Merger), and Predecessor became the surviving corporation. Each share of Predecessor common stock issued and outstanding immediately prior to the Effective Time was converted into one validly issued, fully paid and non assessable share of Prime Time Holdings, Inc.'s ("Successors") common stock. The result of the merger was that all previous shareholders of Predecessor became the identical shareholders of PRTM holding an equivalent amount of shares in PRTM that they previous held in CHSO prior to the merger. The Agreement and Plan of merger were made a part of the Articles of Merger that were filed as EX-99.1 to the Form 8-K filed with the Commission on September 20, 2021. At the Effective Time, Prime Time Holdings, Inc., as successor issuer to China Shouguan Investment Holding Group Corp. continued to trade in the OTC MarketPlace under the previous ticker symbol "CHSO" until the new ticker symbol "PRTM" for the Company was released into the OTC MarketPlace on September 21, 2021. The Company was given a new CUSIP Number by CUSIP Global Services for its common stock of 74167E103. On September 17, 2021, after the completion of the Holding Company Reorganization, we cancelled all of the stock held in China Shouguan Investment Holding Group Corp. resulting in China Shouguan Investment Holding Group Corp. as a stand-alone company. Our common stock traded in the OTC Markets under the Predecessor ticker symbol "CHSO" under which the common stock of Predecessor previously listed and traded until the new ticker symbol "PRTM" was announced September 20, 2021 on the Financial Industry Regulatory Authority's daily list with a market effective date of September 21, 2021. We were given a new CUSIP Number of 74167E103. On May 18, 2022, Mr. Jeffrey DeNunzio resigned as the Company's Chief Executive Officer, Chief Financial Officer, President, Secretary, and Treasurer. He remains a Director of the Company. The resignations of Mr. Jeffrey DeNunzio were not the result of any disagreement with the Company on any matter relating to its operations, policies, or practices. There is no arrangement or understanding among the newly appointed officers and directors or any other person pursuant to which they were appointed as a director and officer of the Company. On May 18, 2022, Ms. Cassandra DeNunzio was appointed as the Company's Chief Executive Officer, Chief Financial Officer, President, Secretary, Treasurer, and Director. Following the appointment of Ms. Cassandra DeNunzio, the Company began to seek business opportunities in the area of fire suppression technologies. Our majority shareholder, NVC Holdings, LLC, a Wyoming Limited Liability Company, and our Directors, Mr. Jeffrey DeNunzio and Ms. Cassandra DeNunzio, executed a resolution to ratify, affirm, and approve a name change from Prime Time Holdings, Inc. to Sparx Holdings Group, Inc. The aforementioned parties also approved, via the same resolution, to change the Company's ticker symbol and the authorized shares of Common Stock of the Company from 200,000,000 to 500,000,000. A Certificate of Amendment to change our name and our authorized shares of Common Stock was filed with the Nevada Secretary of State on July 19, 2022. On or about July 22, 2022, the Company initiated a FINRA corporate action to effectuate the aforementioned name change from Prime Time Holdings, Inc. to Sparx Holdings Group, Inc., and to change our ticker symbol. This corporate action has now been processed and completed. The FINRA Daily List Announcement Date for the aforementioned FINRA corporate action was November 8, 2022, while the Market Effective Date was November 9, 2022. Our ticker symbol is now SHGI. Our CUSIP number remains the same as before and did not change as a result of this FINRA corporate action. We are currently a limited SEC reporting company pursuant to Regulation A. The Company is at the startup stage, is pre-revenue, and anticipates not generating any revenue prior to the market release of future product(s), which remain in the development and testing stages. Results of Operations: The Company is currently in its pre-revenue stage. During the six month period ended December 31, 2023, the Company recorded operating expenses of approximately 65,000. On December 31, 2023, the Company recorded cash of approximately $90,000. These numbers have not been audited by a CPA. Operating expenses for the year ended June 30, 2023 increased by $41,942 to $47,843, as compared to $5,743 for the year ended June 30, 2022. Liquidity & Capital Resources: The Company currently has a Reg A+ that is live. As of the initial filing of this offering, the Company has raised $130,500 through the Reg A+ offering. On June 30, 2023, the Company had cash and cash equivalents of $100,219 and working capital of $99,619 as compared to cash and cash equivalents of $0 and working capital of $0 on June 30, 2022. On August 29, 2022, we entered into and consummated a Patent License Agreement ("Agreement") with Sparx Technologies, LLC, a limited liability company ("Licensor"). Licensor is solely owned and controlled by Ms. Cassandra DeNunzio, our CEO and Director. Ms. DeNunzio is the sole and first named inventor under a provisional patent application with a Serial No. 63/304,302 filed with the United States Patent Office ("USPTO") on January 28, 2022 relating to the fire protection industry and particularly a commercially available battery-operated wireless electronic fire sprinkler network. The Patent License Agreement, referenced herein, is included as EX-10.1 to the Form 8-K we filed with the Securities and Exchange Commission ("SEC") on August 29, 2022. As a result of the Agreement, we adopted the existing operations and business plan of Sparx Technologies, LLC pursuant to the terms and conditions of the Agreement. We intend to commercialize the Licensor's wireless fire suppression technology, transforming it into a comprehensive fire protection and safety product line, while seeking approval from third-party testing bodies. Our aim is to offer enhanced protection against challenging fires across diverse premises, including commercial buildings and industrial sites, through the deployment of our advanced proprietary wireless mesh network fire suppression system technology. We are committed to designing, developing, integrating, installing, testing, manufacturing, producing, and marketing our initial wireless mesh network fire suppression system, branded as the "Sparx™ Smart Sprinkler System." Currently, the Company has finished constructing the first full version of its prototype Sparx™ Smart Sprinkler System and has begun fine-tuning the prototype system based on initial bench testing and other internal evaluations. The Sparx™ Smart Sprinkler System consists of Sensing and Activation Units designed to interface with traditional fire sprinkler parts. The Sensing and Activation Units allow fire sprinklers to detect fires early on in their development using temperature, smoke, flame, and gas sensors. The Company has also developed the first version of its prototype Hub which collects and analyzes data from Sensing and Activation Units. The Company has equipped the Hub to seamlessly operate on backup battery power in the event of power loss. The Hub also includes a touchscreen interface so users can easily view system health and status. The Company has integrated software to allow the Hub to wirelessly communicate to Sensing and Activation Units and trigger sprinkler activations. It is anticipated that throughout ongoing and future testing phases, the prototype system will undergo several revisions. The Company cannot accurately predict, at this juncture, when a market-ready version of the prototype system will be available. As we continue to continue testing, and move to third party testing agencies we expect our expenditures and expenses to increase. Management intends to finance operating expenses through contributions to capital from related parties, proceeds from the sale(s) of its common or preferred stock, or alternative means of financing that have not yet been determined. There is no assurance that management's plan will be successful or that it will have sufficient funds to fulfill its business objectives. The Company believes securing additional capital is necessary to execute its business agenda effectively. Presently, the Company foresees that a significant portion of its funding over the next twelve months, and potentially beyond, will be allocated towards third-party testing of its prototype Sparx™ Smart Sprinkler System. Subsequently, upon achieving a market-ready version of the Sparx™ Smart Sprinkler System, the Company will need to assess the associated costs of bringing the product to mass market. However, as the prototype is still undergoing testing and may undergo revisions, these costs have not been definitively determined at this stage. To effectively market our future products, third-party testing is necessary. UL and FM are two of the most common third-party entities in the United States that provide listing, approval, or certification services within the fire protection industry. UL is a reputable testing institute that is one of the largest public safety testing labs in the world, while FM also has an international reputation for testing and is well-regarded in the industry. In contrast to UL, FM is an insurance company that provides insurance coverage to customers that use products that they have approved or certified to their own testing standards. Our initial objective is to obtain UL Listing to fill an industry gap for providing adequate and reasonable sprinkler protection in storage and warehousing applications. We would also like to obtain FM Approval for the Sparx™ Smart Sprinkler System, but we believe that there may be additional testing with FM due to our product's novelty in the fire sprinkler industry. Our plan is to first work with UL to see how our product performs in large-scale testing, before working with FM on a test program for FM Approval. The third-party testing required for our product will most likely include mechanical and electrical testing, as well as large-scale fire testing. Our product's first application will be focused on providing adequate suppression for a storage application that cannot be currently protected with reasonable water demand. We want to ensure that our first application for testing is in line with the fire protection requirements for the average clear heights of the current proposed industrial developments for storage and warehousing. We plan to allocate a significant portion of our funding towards conducting large-scale fire tests, which can be expensive due to the need for experienced personnel and state-of-the-art test labs that can handle fire hazards. Fire tests for high-storage heights must be conducted in at least three scenarios, as fires can originate directly under a single sprinkler head, between two sprinkler heads, or among four sprinkler heads. We estimate the cost of each large-scale fire test for high-storage heights to range anywhere from $250k to $1M. As reflected in our balance sheet, we currently lack the necessary funding to carry out these tests and are actively exploring financing options. Currently, our testing has been constrained to internal testing and bench testing. Following a test program with UL, we may decide to pursue FM Approval so we can sell our products to more customers, conduct performance-based design solutions for individual customers, or work towards conquering other challenging fire suppression applications.

Financial Information

29. **Include the financial information specified by regulation, covering the two most recently completed fiscal years or the period(s) since inception if shorter.**

Taxes

Total Income	Taxable Income	Taxes Paid
$0	($47,685)	$0

See attachments:

Income Statement:	income.pdf
Balance Sheet:	balancesheet.pdf
Cash Flow Statement:	cashflow.pdf
Change in Equity Statement:	changeinequity.pdf
Principal Executive Certification:	executivecertification.pdf

30. **With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:**

    1. **Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:**

        1. **in connection with the purchase or sale of any security?**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    2. **Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:**

        1. **in connection with the purchase or sale of any security?;**
        2. **involving the making of any false filing with the Commission?**
        3. **arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?**

    3. **Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:**

        1. **at the time of the filing of this offering statement bars the person from:**
            1. **association with an entity regulated by such commission, authority, agency or officer?**
            2. **engaging in the business of securities, insurance or banking?**
            3. **engaging in savings association or credit union activities?**

        2. **constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct and for which the order was entered within the 10-year period ending on the date of the filing of this offering statement?**

    4. **Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:**

        1. **suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal?**
        2. **places limitations on the activities, functions or operations of such person?**
        3. **bars such person from being associated with any entity or from participating in the offering of any penny stock?**

        If Yes to any of the above, explain:

    5. **Is any such person subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:**

1. **any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder?**
2. **Section 5 of the Securities Act?**

6. **Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?**
7. **Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?**
8. **Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?**

Sparx Holdings Group, Inc. answers 'NO' to all of the above questions.

Other Material Information

31. **In addition to the information expressly required to be included in this Form, include: any other material information presented to investors; and such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.**

The following documents are being submitted as part of this offering:

Governance:

Certificate of Incorporation:	certificateofincorporation.pdf
Corporate Bylaws:	corporatebylaws.pdf

Opportunity:

Offering Page JPG:	offeringpage.jpg

Financials:

Additional Information:	otherfinancial.pdf

Ongoing Reporting

32. **The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its web site, no later than 120 days after the end of each fiscal year covered by the report:**

Once posted, the annual report may be found on the issuer's web site at: https://www.sparx-fire.com

The issuer must continue to comply with the ongoing reporting requirements until:

- the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
- the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
- the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;
- the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
- the issuer liquidates or dissolves its business in accordance with state law.